                                                                      EXHIBIT 12

                             TAMPA ELECTRIC COMPANY

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.

                         YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------
 2000           1999           1998             1997(3)        1996(3)
 ----          -----          -----            -----          -----

4.14x          3.82x(1)     4.51x(2)            4.38x          4.40x

         For the purposes of calculating these ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

------------

(1) Includes the effect of one-time, pretax charges totaling $18.3 million. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.61x for the year ended Dec. 31, 1999.

(2) Includes the effect of one-time, pretax charges totaling $16.9 million. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.66x for the year ended Dec. 31, 1998.

(3) Amounts have been restated to reflect the merger of Peoples Gas System, Inc., with and into Tampa Electric Company.